                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO

                               (AMENDMENT NO. 2)


           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------


                                 PARAVANT INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))


                           PRINCE MERGER CORPORATION

                             DRS TECHNOLOGIES, INC.
                       (NAME OF FILING PERSON (OFFERORS))


                    COMMON STOCK, PAR VALUE $0.015 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                                   69937610 9
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                                  NINA L. DUNN
                             DRS TECHNOLOGIES, INC.
                                  5 SYLVAN WAY
                              PARSIPPANY, NJ 07054
                                 (973) 898-1500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
     TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
                                    COPY TO:
                            JEFFREY W. TINDELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000
                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------
                   $92,589,017                                           $8,518.19
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

 * Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,378,290 shares of common stock of Paravant Inc. (based on the number of shares outstanding as of October 23, 2002, which was 17,354,040, plus the number of shares of common stock to be issued under the Paravant Employee Stock Purchase Plan, which is 24,250) at the tender offer price of $4.75 per share of common stock. The transaction value also includes the offer price of $4.75 less $2.20 which is the weighted-average exercise price of outstanding options as of October 23, 2002, multiplied by 3,808,682 the estimated number of options outstanding on such date. The transaction value further includes the offer price of $4.75 less $2.75 which is the exercise price of warrants as of October 23, 2002, multiplied by 165,000, the number of warrants outstanding on such date.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2003 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:                                 Filing Party:
   Form or Registration No.:                               Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 28, 2002 (the "Schedule TO") by DRS Technologies, Inc., a Delaware corporation ("Parent"), and Prince Merger Corporation, a Florida corporation and a wholly-owned subsidiary of DRS ("Purchaser"), as amended by Amendment No. 1 filed with the Commission on November 5, 2002. The Schedule TO relates to the Offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.015, of Paravant Inc., a Florida corporation, at a purchase price of $4.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.


     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Paravant Inc., a Florida corporation. The Company's principal executive offices are located at 89 Headquarters Plaza North, Suite 1421, Morristown, NJ 07960. The Company's telephone number is (973) 631-6190.

     (b) This Schedule TO relates to the Company's common stock, par value $0.015 per share, of which there were 17,354,040 shares issued and outstanding as of October 23, 2002. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase entitled "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" is incorporated herein by reference.

     (b) The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" is incorporated herein by reference.

     (c) The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" is incorporated herein by reference. Except as set forth below, during the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) resulting in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1)(i)-(viii), (x)-(xii) The information set forth in the "Introduction" and in Sections 1, 2, 3, 4, 5 and 7 of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedure for Tendering Shares," "Withdrawal Rights," "Certain U.S. Federal Income Tax Consequences" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulation," respectively, is incorporated herein by reference.


     Section 1 of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph after the first paragraph thereof:



          "On November 13, 2003, Parent issued a press release announcing that Purchaser had extended its offer to purchase all outstanding shares of common stock of the Company, for $4.75 per share, until 12:00 Midnight, New York City time, on Monday, November 25, 2002. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Friday, November 22, 2002. Based on information provided by the Depositary to Parent, as of the close of business on Tuesday, November 12, 2002, shareholders of the Company had tendered into the offer and not validly withdrawn approximately 2,766,238 Shares. A copy of the press release is filed as Exhibit (a)(1)(K) and is incorporated herein by reference."


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in Sections 9 and 11 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5 between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser or Parent, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a),(c)(1)-(7) The information set forth in the "Introduction" and Sections 7, 11 and 12 of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company," respectively, is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.


     Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is amended by restating the final sentence of the first paragraph thereof with the following:



          "On October 27, 2002, Parent entered into a Commitment Letter (the "Commitment Letter") with the Administrative Agent and certain of its affiliates, including Wachovia Securities, Inc., pursuant to which such parties have agreed to enter into a replacement credit facility which would permit the consummation of the Offer and the Merger by Purchaser. The terms of the Commitment Letter are described below."



     Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is further amended by restating the third paragraph thereof with the following:



          "The Commitment Letter anticipates an aggregate $313.6 million senior secured credit facility to be allocated as a $100 million senior secured revolving credit facility (the "Revolving Credit Facility") and a $213.6 million senior secured term loan facility (the "Term Loan Facility" and together with the Revolving Credit Facility, the "Replacement Facility"). Parent shall have the ability to choose between two interest rates: (i) a "Base Rate" plus an "Applicable Base Rate Margin," as set forth in an attached pricing grid ("Base Rate" means the greater of Wachovia, N.A.'s prime rate or the overnight federal funds rate plus 0.50%) and (ii) a "LIBOR Rate" consisting of reserve adjusted LIBOR as set forth on Dow Jones Market Screen Page 3750 plus the "Applicable LIBOR Rate Margin," as set forth in a pricing grid attached to the Commitment Letter. The Commitment Letter contains certain representations and warranties, conditions precedent (related to the closing and funding of the Replacement Facility, borrowing thereunder, and to the consummation of the Merger), covenants, events of default and other provisions substantially similar to the Credit Agreement and otherwise generally customary for these types of credit facilities. Wachovia, N.A., on behalf of the lenders, shall receive a first priority security interest in (i) the outstanding capital stock of each material subsidiary of Parent, (ii) all assets of Parent and its material domestic subsidiaries and (iii) all present and future intercompany notes. The Revolving Credit Facility shall terminate on September 30, 2006 and the Term Loan Facility shall terminate on September 30, 2008. The Commitment Letter also requires that all domestic subsidiaries of Parent guaranty the obligations of the Replacement."


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the "Introduction" and Sections 9 and 11 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser", "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," respectively, is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the "Introduction" and Section 15 of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     The information set forth in Sections 11, 14 and 15 of the Offer to Purchase entitled "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Certain Legal Matters" and "Fees and Expenses," respectively, is incorporated herein by reference.


     Section 8 of the Offer to Purchase entitled "Certain Information Concerning the Company" is amended by inserting the following sentence after the second sentence of the penultimate paragraph thereof:



          "THE SAFE HARBORS PROVIDED UNDER THE SECURITIES ACT OF 1933 AND THE EXCHANGE ACT WITH RESPECT TO FORWARD-LOOKING STATEMENTS ARE NOT AVAILABLE TO STATEMENTS MADE IN CONNECTION WITH A TENDER OFFER."



     Section 13 of the Offer to Purchase entitled "Certain Conditions of the Offer" is amended by restating the penultimate paragraphs thereof as follows:



          "The foregoing conditions set forth in paragraphs (a) through (i) are for the benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in their sole and absolute discretion in whole or in part at any time and from time to time prior to the expiration of the Offer.



          The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time; provided, however, that with respect to the conditions set forth in paragraphs (a) through (i), such right shall be asserted prior to the expiration of the Offer."


ITEM 12.  EXHIBITS.


    (a)(1)(A)*   Offer to Purchase, dated October 28, 2002.
    (a)(1)(B)*   Form of Letter of Transmittal.
    (a)(1)(C)*   Form of Notice of Guaranteed Delivery.
    (a)(1)(D)* Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
    (a)(1)(E)*   Form of Letter to Clients for use by Brokers, Dealers,
                 Banks, Trust Companies and Other Nominees.
    (a)(1)(F)*   Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.
    (a)(1)(G)*   Press Release issued by Parent on October 24, 2002
                 (incorporated herein by reference to the pre-commencement
                 Schedule TO filed by Parent and Purchaser on October 24,
                 2002).
    (a)(1)(H)*   Joint Press Release issued by Parent and the Company on
                 October 28, 2002.
    (a)(1)(I)* Summary Advertisement published in The Wall Street Journal on October 28, 2002.
    (a)(1)(J)*   Letter to Shareholders, dated October 28, 2002, from the
                 President and Chief Executive Officer of the Company.
    (a)(1)(K)    Press Release issued by Parent on November 13, 2002.
    (b)(1)* Credit Agreement, dated as of September 28, 2001, by and among Parent as borrower, the lenders referred to therein, Wachovia Bank, N.A. (formerly known as First Union National) as administrative agent, TD Securities (USA) Inc. as syndication agent and Mellon Investor Services LLC, N.A. as documentation agent, as amended by the First Amendment on March 26, 2002, the Second Amendment on May 23, 2002 and the
                 Third Amendment on July 15, 2002.
    (b)(2)*      Commitment Letter, dated October 27, 2002 among Parent,
                 Wachovia Securities, Inc. and Wachovia Bank, N.A.
    (d)(1)* Agreement and Plan of Merger, dated as of October 23, 2002, among Parent, Purchaser and the Company.
    (d)(2)* Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Krishan K. Joshi, Vicky
                 M. Joshi and UES Inc.
    (d)(3)* Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and William R. Craven.
    (d)(4)* Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Richard P. McNeight.
    (d)(5)* Tender and Voting Agreement, dated as of October 2002, by and among Parent, Purchaser and James E. Clifford.
    (d)(6)* Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and C. Hyland Schooley.
    (d)(7)* Confidentiality Agreement, dated April 24, 2002, by and between Parent and the Company.
    (g)          Not applicable.
    (h)          Not applicable.



Item 12 is hereby amended and supplemented to add the following exhibit:



     "(a)(1)(K) Press Release issued by Parent on November 13, 2002."



* filed previously on Schedule TO dated October 28, 2002.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRINCE MERGER CORPORATION


                                          By:       /s/ NINA L. DUNN

                                            ------------------------------------

                                              Name:  Nina L. Dunn


                                              Title:  Executive Vice President


                                                     and Secretary


                                          DRS TECHNOLOGIES, INC.


                                          By:       /s/ NINA L. DUNN

                                            ------------------------------------

                                              Name:  Nina L. Dunn


                                              Title:  Executive Vice President,


                                                     General Counsel and


                                                     Secretary



Date:  November 13, 2002

                               INDEX TO EXHIBITS


     EXHIBIT
      NUMBER                               DOCUMENT
     -------                               --------
    (a)(1)(A)*   Offer to Purchase, dated October 28, 2002.
    (a)(1)(B)*   Form of Letter of Transmittal.
    (a)(1)(C)*   Form of Notice of Guaranteed Delivery.
    (a)(1)(D)*   Form of Letter to Brokers, Dealers, Banks, Trust Companies
                 and Other Nominees.
    (a)(1)(E)*   Form of Letter to Clients for use by Brokers, Dealers,
                 Banks, Trust Companies and Other Nominees.
    (a)(1)(F)*   Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.
    (a)(1)(G)*   Press Release issued by Parent on October 24, 2002
                 (incorporated herein by reference to the pre-commencement
                 Schedule TO filed by Parent and Purchaser on October 24,
                 2002).
    (a)(1)(H)*   Joint Press Release issued by Parent and the Company on
                 October 28, 2002.
    (a)(1)(I)*   Summary Advertisement published in The Wall Street Journal on October 28, 2002.
    (a)(1)(J)*   Letter to Shareholders, dated October 28, 2002, from the
                 President and Chief Executive Officer of the Company.
    (a)(1)(K)    Press Release issued by Parent on November 13, 2002.
    (b)(1)*      Credit Agreement, dated as of September 28, 2001, by and
                 among Parent as borrower, the lenders referred to therein,
                 Wachovia Bank, N.A. (formerly known as First Union National)
                 as administrative agent, TD Securities (USA) Inc. as
                 syndication agent and Mellon Investor Services LLC, N.A. as documentation agent, as amended by the First Amendment on
                 March 26, 2002, the Second Amendment on May 23, 2002 and the
                 Third Amendment on July 15, 2002.
    (b)(2)*      Commitment Letter, dated October 27, 2002 among Parent,
                 Wachovia Securities, Inc. and Wachovia Bank, N.A.
    (d)(1)*      Agreement and Plan of Merger, dated as of October 23, 2002, among Parent, Purchaser and the Company.
    (d)(2)*      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Krishan K. Joshi, Vicky
                 M. Joshi and UES Inc.
    (d)(3)*      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and William R. Craven.
    (d)(4)*      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Richard P. McNeight.
    (d)(5)*      Tender and Voting Agreement, dated as of October 2002, by
                 and among Parent, Purchaser and James E. Clifford.
    (d)(6)*      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and C. Hyland Schooley.
    (d)(7)*      Confidentiality Agreement, dated April 24, 2002, by and
                 between Parent and the Company.
    (g)          Not applicable.
    (h)          Not applicable.